Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

FOR IMMEDIATE RELEASE	Media Contacts Anita Liskey, 312.466.4613 Allan Schoenberg, 312.930.8189 news@cme.com Investor Contact John Peschier, 312.930.8491 CME-G

Chicago Mercantile Exchange Holdings Inc. Announces Record Date for July 9 Special Meeting to Vote on CME/CBOT Merger

CHICAGO, May 15, 2007 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) announced today that it has established May 29, 2007, as the record date for the July 9, 2007, special meeting of shareholders to vote on its proposed merger with CBOT Holdings, Inc. (NYSE: BOT).

Only holders of record of CME Holdings Class A and Class B common stock as of the close of business on May 29, 2007, will be entitled to notice of, and to vote at, the July 9, 2007, special meeting or any adjournments or postponements of the special meeting.

CME and CBOT currently expect to distribute revised proxy materials to shareholders and members as soon as practicable following the May 29, 2007, record date. Proxy cards previously executed and submitted by CME shareholders who continue to hold their shares on the new record date will remain valid.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the original transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus as amended and supplemented and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus as amended and supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (http://www.sec.gov/) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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